

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 23, 2009

Mr. Donald W. Blair
Chief Financial Officer
NIKE, Inc.
One Bowerman Drive
Beaverton, OR 97005-6453

Re: **NIKE, Inc.**
Form 10-K for the year ended May 31, 2008
File No. 1-10635

Dear Mr. Blair:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief